

May 28, 2014

Via E-mail
Charlotte C. Arnold
Vice President, Finance and Chief Financial Officer
ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, Minnesota 56623

> **Re: ANI Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 14, 2014**
> **File No. 333-195949**

Dear Ms. Arnold:

We have limited our review of your registration statement to the issue we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.1

1. We note that page 3 of the legal opinion filed as Exhibit 5.1 indicates that you "express no opinion as to the laws of any jurisdiction other than the corporate laws of the State of Delaware…and the federal laws of the United States of America." As highlighted in Section II.B.1.e of the Division of Corporation Finance Staff Legal Bulletin No. 19, for legal opinions involving debt securities, counsel must opine that such securities will represent binding obligations of the company under both the law of the jurisdiction governing the agreement or instrument and the law of the jurisdiction under which the registrant is organized. In this regard, we note that the debt securities to be offered are governed by and construed by the law of the State of New York. Accordingly, please revise your legal opinion to confirm that with respect to whether the debt securities constitute binding obligations of the Company, counsel considered the laws of the State of New York in addition to the General Corporation Law of the State of Delaware. Please file such revised opinion as an exhibit to an amended registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Paul A. Gajer, Esq.
        Dentons US LLP
        1221 Avenue of the Americas

New York, New York 10020